FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 5, 2008

Exhibit 99.1

China Medical Technologies Reports First Quarter Financial Results

Beijing, China, August 4, 2008—China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products and high intensity focused ultrasound tumor therapy system, today announced its unaudited financial results for the first quarter ended June 30, 2008 (“1Q FY2008”). The Company’s 2008 fiscal year ends on March 31, 2009 (“FY2008”).

1Q FY2008 Highlights

•	Revenues increased by 49.7% year-over-year to RMB226.8 million (US$33.1 million).

•	Non-GAAP adjusted net income, as defined below, increased by 61.2% year-over-year to RMB110.7 million (US$16.1 million).

•	Non-GAAP adjusted diluted earnings per ADS*, as defined below, increased by 49.0% year-over-year to RMB3.89 (US$0.57).

*	One American Depositary Share (“ADS”) = 10 ordinary shares

See “Non-GAAP Measure Disclosures” below, where the impact of certain items on reported results is discussed.

“We are pleased with the change in the Company’s major source of revenues from selling medical equipment to selling diagnostic reagents which was achieved by the strong growth of our diagnostic reagent businesses,” commented Mr. Xiaodong Wu, Chairman and CEO of the Company. “More than 95% of our revenues from ECLIA and FISH operations this quarter came from sales of ECLIA and FISH reagents which generated higher gross margin and were recurring in nature. We expect our diagnostic reagent businesses to continue their growth momentum in upcoming quarters.”

1Q FY2008 Financial Results

The Company reported revenues of RMB226.8 million (US$33.1 million) for 1Q FY2008, representing a 49.7% increase from the corresponding period of FY2007.

The Company’s revenues are currently generated from three product lines, ECLIA diagnostic systems, FISH diagnostic systems and HIFU tumor therapy systems. ECLIA and FISH system sales include the sales of equipment and reagent kits.

ECLIA system sales for 1Q FY2008 were RMB111.7 million (US$16.3 million), representing a 41.3% increase from the corresponding period of FY2007. The strong year-over-year growth in the ECLIA system sales was primarily due to the increasing utilization of the Company’s ECLIA analyzers by hospitals as well as the expanded installed base of the analyzers which resulted in increased sales of ECLIA reagents.

FISH system sales for 1Q FY2008 were RMB50.3 million (US$7.3 million), representing a significant increase from the corresponding period of FY2007. The strong year-over year growth in the FISH system sales especially sales of FISH reagents was primarily due to a significant increase in FISH users. The Company commenced sales of the FISH systems in June 2007 and as of June 30, 2008, over 200 large hospitals in China were using the Company’s FISH reagents.

HIFU tumor therapy system sales for 1Q FY2008 were RMB64.7 million (US$9.4 million), representing an 11.6% increase from the corresponding period of FY2007. The year-over-year growth was driven primarily by increases in unit sales.

Gross margin increased to 69.1% for 1Q FY2008 as compared to 57.5% for the corresponding period of FY2007. The increase in gross margin was primarily due to the change in revenue mix where a higher portion of revenues was generated from recurring sales of higher margin ECLIA reagents and FISH reagents.

Research and development expenses were RMB10.5 million (US$1.5 million) for 1Q FY2008, representing a 7.7% year-over-year increase. The increase was primarily due to the development of new ECLIA reagents and FISH reagents.

Sales and marketing expenses were RMB12.7 million (US$1.9 million) for 1Q FY2008, representing a significant year-over-year increase. The increase was primarily due to the expansion of direct sales force for FISH system sales, increased product promotional activities as well as the cost of the ECLIA analyzers given free of charge to customers under the Company’s reagent rental arrangement.

General and administrative expenses were RMB26.2 million (US$3.8 million) for 1Q FY2008, representing an 87.9% year-over-year increase. The increase was primarily due to the increased headcount associated with the expansion of the Company’s operations and an increase in stock compensation expense arising from a restricted stock grant in June 2008.

Interest income was RMB4.0 million (US$0.6 million) for 1Q FY2008, representing a 54.0% decrease from the corresponding period of FY2007. The decrease was primarily due to lower cash balance resulting from the payments for FISH and other acquisitions and a decrease in interest rate for US dollar bank deposits.

Interest expense of convertible notes was RMB9.1 million (US$1.3 million) for 1Q FY2008. The notes bear interest at 3.5% per annum.

Interest expense of amortization of convertible notes issuance cost was RMB1.9 million (US$0.3 million) for 1Q FY2008.

Other interest expense of RMB1.1 million (US$0.2 million) for 1Q FY2008 was primarily due to the present value discounting of other payable of US$10 million for the final payment of FISH acquisition due in March 2009.

Income tax expense was RMB18.8 million (US$2.7 million) for 1Q FY2008. The effective tax rate for 1Q FY2008 was 19.0%.

The China Unified Corporate Income Tax Law (the “New Law”) became effective on January 1, 2008. The New Law established a single unified 25% income tax rate for most companies with some preferential income tax rates including 15% income tax rate to be applicable to qualified hi-tech enterprises. The related detailed implementation rules and regulations on the definition of various terms and the interpretation and application of the provisions of the New Law were promulgated in December 2007, April 2008 and July 2008. The Company is waiting for the formal acceptance of application for hi-tech enterprise qualification by the relevant government authorities. Before the approval for the qualification to be a hi-tech enterprise, the Company is required to pay income tax in accordance with the transitional income tax arrangement where the income tax rate is 18% in 2008 and 20% in 2009. The Company believes that it meets the criteria of hi-tech enterprise under the New Law and will be ready to make the application when the government authorities commence the process.

Net income was RMB80.3 million (US$11.7 million) for 1Q FY2008, representing a 79.1% increase from the corresponding period of FY2007.

Adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) was RMB110.7 million (US$16.1 million) for 1Q FY2008, representing a 61.2% increase from the corresponding period of FY2007.

Stock compensation expense for 1Q FY2008 was RMB7.7 million (US$1.1 million), which was allocated to research and development expenses (RMB1.3 million) and general and administrative expenses (RMB6.4 million), respectively.

Amortization of acquired intangible assets for 1Q FY2008 was RMB22.7 million (US$3.3 million), which was allocated to cost of revenues.

As of June 30, 2008, the Company’s cash balance was RMB780.9 million (US$113.9 million). Net cash provided by operating activities for 1Q FY2008 was RMB115.8 million (US$16.9 million).

As of June 30, 2008, the Company’s accounts receivable was RMB302.1 million (US$44.0 million), representing an increase of 4.3% from the balance as of March 31, 2008. The accounts receivable turnover days decreased to 110 days from 114 days in previous quarter.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB6.8591 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Monday, June 30, 2008.

Outlook for FY2008

As the June quarter is the first quarter of FY2008, the Company maintains the current annual targets for FY2008. The current targeted net revenues for FY2008 range from RMB1,190 million (US$173.5 million) to RMB1,230 million (US$179.3 million). The current targeted adjusted net income excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for FY2008 ranges from RMB585 million (US$85.3 million) to RMB605 million (US$88.2 million). The current targeted adjusted diluted earnings per share excluding stock compensation expense and amortization of acquired intangible assets (non-GAAP) for FY2008 ranges from RMB20.10 (US$2.93) to RMB20.73 (US$3.02) assuming a diluted number of ADS of about 31.5 million and excluding interest for convertible notes and amortization of convertible notes issuance cost.

The targets are based on the Company’s current views on the operating and marketing conditions which are subject to change.

Non-GAAP Measure Disclosures

To supplement its consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses non-GAAP measures of adjusted net income and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of stock compensation expense and amortization of acquired intangible assets. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management also believes the non-GAAP financial measures are useful for itself and investors because it makes more meaningful comparisons of the Company’s current results of operations to those of prior periods.

The Company’s management believes excluding the non-cash stock compensation expense from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.

The Company’s management believes excluding the non-cash amortization expense of acquired intangible assets resulting from acquisitions from its non-GAAP financial measures is useful for itself and investors because they enable a more meaningful comparison of the Company’s performance between reporting periods. In addition, such amortization will not result in cash settlement in the future.

The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Conference Call

The Company’s management team will host a conference call at 8:00 a.m. Eastern Time on August 4, 2008 (or 8:00 p.m. Beijing/Hong Kong time on the same date) to discuss the results following this earnings announcement.

The dial-in details for the live conference call are as follows:

-	U.S. toll free number 1-866-800-8651

-	International dial-in number 1-617-614-2704

Passcode CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on August 5, 2008.

The dial-in details for the replay are as follows:

-	U.S. toll free number 1-888-286-8010

-	International dial-in number 1-617-801-6888

Passcode 56885288

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology and Fluorescent in situ Hybridization (FISH) technology, to detect and monitor various diseases and disorders, and system using High Intensity Focused Ultrasound (HIFU) for the treatment of solid cancers and benign tumors. For more information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release, the Company’s strategic operational plans, as well as outlook for FY2008, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Sam Tsang

Tel: 86-10-6530-8833

Email: IR@chinameditech.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2008	June 30, 2008
	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	682,679	780,948	113,856
Trade accounts receivable	289,751	302,073	44,040
Prepayments and other receivables	27,845	29,323	4,275
Inventories	27,834	33,968	4,952

Total current assets	1,028,109	1,146,312	167,123

Property, plant and equipment, net	164,499	161,494	23,544
Land use rights	7,430	7,382	1,076
Goodwill	8,654	8,654	1,262
Intangible assets, net	1,541,793	1,493,952	217,806
Prepayments and other receivables	154,264	150,900	22,000
Convertible notes issuance costs	27,055	24,640	3,592

Total assets	2,931,804	2,993,334	436,403

Liabilities
Current liabilities
Trade accounts payable	48,040	57,697	8,412
Accrued liabilities and other payables	238,580	225,059	32,812
Income taxes	69,499	74,013	10,790
Dividend payable	—	86,809	12,656

Total current liabilities	356,119	443,578	64,670

Convertible notes	1,051,800	1,028,865	150,000
Deferred income taxes	1,124	1,744	254

Total liabilities	1,409,043	1,474,187	214,924

Shareholders’ equity
Ordinary shares US$0.1 par value: 500,000,000 authorized; 274,066,661 issued and outstanding as of March 31, 2008 and June 30, 2008	225,473	225,473	32,872
Additional paid-in capital	526,264	533,958	77,847
Accumulated other comprehensive loss	(48,046)	(52,809)	(7,699)
Retained earnings	819,070	812,525	118,459

Total shareholders’ equity	1,522,761	1,519,147	221,479

Total liabilities and shareholders’ equity	2,931,804	2,993,334	436,403

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30, 2007	June 30, 2008
	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues (1)	151,490	226,759	33,060
Cost of revenues	(64,364)	(70,062)	(10,215)

Gross profit	87,126	156,697	22,845
Operating expenses:
Research and development	(9,779)	(10,529)	(1,535)
Sales and marketing	(5,755)	(12,749)	(1,859)
General and administrative	(13,946)	(26,198)	(3,819)

Total operating expenses	(29,480)	(49,476)	(7,213)

Operating income	57,646	107,221	15,632
Other income	100	—	—
Interest income	8,694	3,997	583
Interest expense - convertible notes	(10,078)	(9,132)	(1,331)
Interest expense - amortization of convertible notes issuance cost	(2,043)	(1,851)	(270)
Interest expense - other	(1,569)	(1,145)	(167)

Income before income tax	52,750	99,090	14,447
Income tax expense	(7,927)	(18,826)	(2,745)

Net income	44,823	80,264	11,702

Earnings per ADS - basic	1.71	3.06	0.45

- diluted (2)	1.70	2.91	0.42

Weighted average number of ADS - basic	26,196,308	26,242,974	26,242,974

- diluted (2)	26,317,214	31,310,788	31,310,788

Notes:

(1)	Revenues

- ECLIA	79,051	111,718	16,288
- FISH	14,442	50,334	7,338
- HIFU	57,997	64,707	9,434

	151,490	226,759	33,060

(2)	In computing diluted earnings per ADS for the three months ended June 30, 2008, interest expense and amortization in connection with convertible notes were added back to net income before dividing net income by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes.

China Medical Technologies, Inc.

Reconciliations of Non-GAAP Adjusted Net Income to GAAP Net Income

	For the Three Months Ended
	June 30, 2007	June 30, 2008
	RMB	RMB	US$
	(in thousands except for per ADS information)
GAAP net income	44,823	80,264	11,702
Adjustments:
Stock compensation expense	1,379	7,694	1,122
Amortization of acquired intangible assets	22,475	22,732	3,314

Non-GAAP adjusted net income	68,677	110,690	16,138

GAAP earnings per ADS
- basic	1.71	3.06	0.45

- diluted	1.70	2.91	0.42

Non-GAAP adjusted earnings per ADS
- basic	2.62	4.22	0.62

- diluted	2.61	3.89	0.57

Weighted average number of ADS
- basic	26,196,308	26,242,974	26,242,974

- diluted	26,317,214	31,310,788	31,310,788

Note:

(1)	In computing diluted GAAP and non-GAAP earnings per ADS for the three months ended June 30, 2008, interest expense and amortization in connection with convertible notes were added back to GAAP and non-GAAP net income, respectively, before dividing the GAAP and non-GAAP net income by the diluted number of ADS, which included shares that may be issued from the conversion of convertible notes.